AGENCY AGREEMENT
(SHORT FORM PROSPECTUS)

THIS AGREEMENT dated as of April 19, 2006 is made

BETWEEN

ALEXCO RESOURCE CORP., Suite 2300 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4,
Fax: (604) 633-4887

(the "Issuer");

AND

CANACCORD CAPITAL CORPORATION, 2200-609 Granville Street, Vancouver, British Columbia, V7Y 1H2, Canada
Fax: (604) 643-7733

("the Agent");

WHEREAS:

A. The Issuer proposes to raise funds under the Prospectus (as defined in this Agreement), which is to be filed by the Issuer with the Commissions (as defined in this Agreement), by offering for sale certain of its Shares (as defined in this Agreement);

B. The Issuer wishes to appoint the Agent to distribute the Shares and the Agent is willing to accept the appointment on the terms and conditions of this Agreement;

THE PARTIES to this Agreement therefore agree:

1. DEFINITIONS

In this Agreement and the Recitals hereto:

(a) "Agent's Fee" means the fee which is set out in subsection 8.1(a) and which is payable by the Issuer to the Agent in consideration of the services performed by the Agent under this Agreement;

(b) "Agent's Warrants" means the non-transferable share purchase warrants of the Issuer which are set out in subsection 8.1(b) and which have the terms provided in this Agreement and the certificates representing such share purchase warrants;

(c) "Agent's Warrant Shares" means the previously unissued common shares in the capital of the Issuer, as presently constituted, that may be issued on exercise of the Agent's Warrants;

(d) "Applicable Legislation" means the securities acts in the Selling Provinces, the regulations and rules made thereunder, and all administrative policy statements, blanket orders, notices, directions, instruments, forms and rulings issued by the Commissions;

(e) "Approved Form" means in the form approved by or on behalf of the Issuer and the Agent;

(f) "Business Day" means a day which is not a Saturday, a Sunday or a statutory, civic or banking holiday in Vancouver, British Columbia;

(g) "Certificates" means the certificates representing the Shares and Agent's Warrants;

(h) "Closing" means the closing of the issue and sale by the Issuer on the Closing Day, of the Shares;

(i) "Closing Day" means the day on which the Closing takes place;

(j) "Closing Time" means 6:00 am (Vancouver Time) or such other time on the Closing Day, as the Issuer and the Agent may agree;

(k) "Commissions" means the securities commissions or equivalent securities regulatory authorities in the Selling Provinces;

(l) "Distribution" means the distribution or sale of the Securities pursuant to this Agreement;

(m) "Effective Date" means the date on which an MRRS decision document for the final Prospectus is issued by the Principal Regulator;

(n) "Foreign Private Issuer" means "foreign private issuer" as defined in Rule 405 promulgated under the U.S. Securities Act;

(o) "Material Change" has the meaning defined in the Applicable Legislation;

(p) "Material Fact" has the meaning defined in the Applicable Legislation;

(q) "Misrepresentation" has the meaning defined in the Applicable Legislation;

(r) "MRRS" means the Mutual Reliance Review System for Prospectuses and Annual Information Forms under National Policy 43-201;

(s) "Offering" means the offering of Shares at the Offering Price;

(t) "Offering Day" means the day chosen by the Agent and the Issuer to contract the purchases of Shares by the Purchasers;

(u) "Offering Price" means $2.50 per Share;

(v) "Principal Regulator" means the British Columbia Securities Commission;

(w) "Proceeds" means the gross proceeds of the Offering, less:

(i) that portion of the Agent's Fee which is payable in cash;

(ii) the expenses of the Agent in connection with the Offering as described in Section 15 of this Agreement which have not been repaid by the Issuer; and

(iii) any amount already received by the Issuer from Purchasers in respect of subscriptions under the Offering;

(x) "Prospectus" means the preliminary short form prospectus and the final short form prospectus filed or intended to be filed by the Issuer in accordance with National Instrument 44-101 with the Regulatory Authorities in connection with the qualification for Distribution of the Securities in the Selling Provinces and any amendments or supplements to the preliminary short form prospectus and final short form prospectus which may be filed with the Regulatory Authorities and includes all documents incorporated by reference therein;

(y) "Purchaser" means a purchaser of Shares under the Offering;

(z) "Regulatory Authorities" means the Commissions and the TSX;

(aa) "Securities" means the Shares, Agent's Warrants and Agent's Warrant Shares;

(bb) "Selling Provinces" means British Columbia, Alberta and Ontario;

(cc) "Shares" means up to 2,940,000 unissued common shares of the Issuer to be sold by the Issuer pursuant to this Agreement;

(dd) "Subsidiaries" means 650399 B.C. Ltd. and Elsa Reclamation & Development Company Ltd.;

(ee) "TSX" means the Toronto Stock Exchange;

(ff) "United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(gg) "U.S. Person" has the meaning given to that term in Schedule "A" to this Agreement;

(hh) "U.S. Placement Memorandum" has the meaning given to it Schedule "A" to this Agreement;

(ii) "U.S. Preliminary Placement Memorandum" has the meaning given to it in Schedule "A" to this Agreement; and

(jj) "U.S. Securities Act" means the *United States Securities Act of 1933*, as amended.

2. APPOINTMENT OF AGENT

2.1 The Issuer appoints the Agent as its exclusive agent and the Agent accepts the appointment and will act as the exclusive agent of the Issuer to offer the Shares for sale under the Prospectus at the Offering Price on a commercially reasonable efforts basis.

3. THE SHARES

3.1 The Shares will be issued and registered as directed by the Agent and the Issuer shall issue Certificates at Closing.

3.2 The Issuer will pay all fees and expenses payable to or incurred by its registrar and transfer agent in connection with the preparation, delivery, certification and exchange of the definitive Certificates.

4. FILING OF PROSPECTUS AND DUE DILIGENCE

4.1 The Issuer will cause the Prospectus to be filed with the Regulatory Authorities, will deliver all necessary copies of the Prospectus to the Regulatory Authorities and will use its commercially reasonable efforts to have the Prospectus accepted by the Regulatory Authorities in order to qualify the sale by the Agent of the Shares.

4.2 The Issuer will provide the Agent with as many copies of the Prospectus as the Agent reasonably request.

4.3 Delivery of the Prospectus and any amendment thereto shall constitute a representation and warranty by the Issuer to the Agent that all information and statements (except information and statements relating solely to the Agent) contained in the Prospectus and any amendment thereto are true and correct in all material respects at the time of delivery thereof and contain no Misrepresentations and constitute full, true and plain disclosure of all Material Facts relating to the Issuer and the Securities (except facts or information relating solely to the Agent). Such delivery shall also constitute the Issuer's consent to the Agent's use of the Prospectus, any amendment thereto and any other documents supplied to the Agent by the Issuer for the purpose of the sale of Shares in compliance herewith and with the Applicable Legislation.

4.4 The Issuer acknowledges that the Agent will be conducting a due diligence investigation of the Issuer's business, securities, management and affairs and the Issuer covenants that it will afford the Agent with access to the contracts, properties, commitments, corporate records and other documents the Agent may reasonably request. The Issuer also covenants to use its reasonable best efforts to secure the cooperation of the Issuer's professional advisors (including its legal advisors and auditors) to participate in any due diligence conference calls required by the Agent, and the Issuer consents to the use and the disclosure of information obtained during the course of the due diligence investigation (including during the due diligence conference call) where such disclosure is required by law or required by the Agent to maintain a defense to any regulatory or other civil action.

5. LISTING APPLICATION

Prior to the Closing Day, the Issuer will make application to list the Shares and Agent's Warrant Shares on the TSX and conditional approval of such application must be obtained from the TSX prior to the Effective Date.

6. SALES INTO THE UNITED STATES

It is understood and agreed that any offer or sale of Shares in the United States by the Agent shall be made to and in accordance with the terms and conditions set out in Schedule "A" to this Agreement, and that the Shares will be offered by the Agent for sale by the Issuer directly to purchasers in the United States pursuant to Rule 506 of Regulation D under the U.S. Securities Act. Each party to this Agreement hereby makes the representations, warranties, covenants and agreements attributed to it in Schedule "A" to this Agreement.

7. CONDITIONS

7.1 The Agent's obligations hereunder shall be subject to the accuracy of the representations and warranties of the Issuer contained in this Agreement as of the date of this Agreement and as of the Closing Day, the performance by the Issuer of its obligations under this Agreement and the following conditions:

(a) the Agent shall have received at the Effective Date a comfort letter from the auditor of the Issuer, dated as of the date of the Prospectus and addressed to the Agent and the board of directors of the Issuer, in form and substance reasonably satisfactory to the Agent, containing statements and information of the type ordinarily included in auditors' comfort letters to an agent in connection with securities offerings in Canada with respect to certain financial and accounting information relating to the Issuer in the Prospectus;

(b) the Agent shall have received at the Effective Date a letter from the TSX advising the Issuer that conditional approval of the listing of the Shares has been granted by the TSX;

(c) the Agent shall have received at the Closing Time an opinion of British Columbia counsel (or in the case of corporate or securities matters in jurisdictions outside of British Columbia opinions of local counsel in such jurisdictions) for the Issuer in the Approved Form, dated as of the Closing Day and addressed to the Agent and their counsel, relating to the following:

(i) the Issuer is an Issuer validly existing under the *Business Corporations Act* (Yukon) and the Issuer is duly qualified as an Issuer to do business and own property under the laws of each jurisdiction in which the nature of its business or the property owned or leased by it makes such qualification necessary;

(ii) each of the Subsidiaries has been duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation and is duly qualified to do business under the laws of each jurisdiction in which

the nature of its business or the property owned or leased by it makes such qualification necessary;

(iii) the Issuer and each of the Subsidiaries have all necessary corporate power and authority to own, lease and operate their respective properties and assets and to conduct their respective businesses at and in the places where such properties and assets are now owned, leased or operated or such businesses are now conducted;

(iv) all the issued and outstanding shares in the capital of each of the Subsidiaries are validly allotted and issued and outstanding as fully paid and non-assessable;

(v) an opinion as to the registered holder of each of the Subsidiaries;

(vi) the authorized and issued capital of the Issuer is as disclosed in the Prospectus and that all issued common shares of the Issuer are issued and outstanding as fully paid and non-assessable (which will be based in part upon an officers' certificate);

(vii) all necessary corporate action has been taken by the Issuer to allot and issue the Shares and Agent's Warrants on the terms and conditions of this Agreement and, upon the Issuer having received payment of the purchase price therefor, the Shares will be validly allotted and issued and outstanding as fully paid and non-assessable;

(viii) the form and terms of the definitive certificates representing the Shares have been approved and adopted by the directors of the Issuer and comply with all legal requirements relating thereto including the requirements of the TSX;

(ix) this Agreement has been duly authorized by all necessary corporate action on the part of the Issuer, has been duly executed and delivered by and on behalf of the Issuer and constitutes a legal, valid and binding obligation of the Issuer enforceable in accordance with its terms;

(x) the execution and delivery of this Agreement, the fulfilment of the terms of this Agreement and the issuance and sale of the Securities by the Issuer under the Offering does not and will not conflict with and does not and will not result in a breach of, and does not and will not create a state of facts which after notice or lapse of time or both will result in a breach of, any of the terms, conditions or provisions of the constating documents, articles or by-laws of the Issuer or any resolution passed or consented to by the directors or shareholders or any of them, or any licence, permit, agreement or instrument issued to the Issuer or to which the Issuer is a party and of which such counsel has knowledge;

(xi) the registrar and transfer agent of the Issuer at its principal offices in the cities of Vancouver and Toronto has been duly appointed the transfer agent and registrar for the Shares;

(xii) the TSX has conditionally approved the listing on the TSX of the Shares and Agent's Warrant Shares subject to the Issuer fulfilling all the requirements of the TSX in connection with such listing;

(xiii) there is not, to the knowledge of such counsel, pending or threatened, any action, suit or proceeding before any court, governmental agency or body, to which the Issuer or any of the Subsidiaries is a party or of which any of their respective property is subject, which might result in any material adverse change in the condition (financial or otherwise) or business of the Issuer or any of the Subsidiaries or which might materially adversely affect the property or assets of the Issuer or any of the Subsidiaries taken as a whole;

(xiv) the Issuer is a reporting issuer in British Columbia, Alberta and Ontario and not in default of its obligations to file financial statements in accordance with Applicable Legislation;

(xv) all necessary documents have been filed and proceedings taken under the laws of the Selling Provinces to qualify the Shares and Agent's Warrants for sale to the public in such provinces, assuming such sale is made through registrants registered under the applicable legislation in such provinces who comply with the relevant provisions of such applicable legislation, free of any resale restrictions in the Selling Provinces;

(xvi) the issuance of the Agent's Warrant Shares upon due exercise of the Agent's Warrants in accordance with their terms will be exempt from the prospectus and registration requirements of securities laws of British Columbia;

(xvii) the first trade in the Agent's Warrant Shares acquired upon the due exercise of the any Agent's Warrants is not subject to the prospectus requirements of the securities laws of British Columbia provided that the first trade is not a "distribution" as defined in section 1(1)(c) of the Securities Act (British Columbia) and the Issuer is a reporting issuer at the time of the trade; and

(xviii) as to such other matters as counsel to the Agent may reasonably request;

(d) the Agent shall have received at the Closing Time an opinion of U.S. counsel for the Issuer in the Approved Form, dated as of the Closing Day and addressed to the Agent and their counsel to the effect that the offer and sale of the Shares in the United States is not required to be registered under the U.S. Securities Act;

(e) the Agent shall have received at the Closing Time a certificate of the Issuer, dated as of the Closing Day and signed by the chief executive officer and chief financial

officer of the Issuer or such other officers approved by the Agent, certifying certain facts relating to the Issuer and its affairs (the "Officers' Certificate") to the effect that:

(i) the representations and warranties of the Issuer contained in this Agreement, and in any certificate of the Issuer delivered pursuant hereto or in connection herewith, are true and correct in all material respects as of the Closing Day with the same force and effect as if made at and as of the Closing Day after giving effect to the transactions contemplated hereby;

(ii) the Issuer has duly complied in all material respects with all of the covenants of the Issuer contained in this Agreement and satisfied all the conditions contained in this Agreement on its part to be performed or satisfied at or prior to the Closing Day;

(iii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Shares has been issued and no proceedings for that purpose have been instituted or are pending or are, to their knowledge, contemplated or threatened under the Applicable Legislation or any other regulatory authority; and

(iv) each such officer has carefully examined the Prospectus and, since the respective dates as of which information is given in the Prospectus, neither the Issuer nor any of the Subsidiaries has incurred any material liabilities or obligations (absolute, accrued, contingent or otherwise) or entered into any transaction not in the ordinary course of business; there has been no Material Change in the assets, financial position, business or results of operations of the Issuer or any of the Subsidiaries and, to the best of their knowledge and information, there has occurred no event and exists no state of facts that, under the Applicable Legislation and the terms of this Agreement, is required to be set forth in an amendment to the Prospectus that has not been so set forth in the Prospectus.

(f) compliance by the Issuer with its obligations under this Agreement, including delivery by the Issuer to the Agent of each of the documents set forth in Section 7 by the times and dates therein stated;

(g) the Agent not having exercised their right to terminate this Agreement pursuant to Section 11; and

(h) any other certificates, comfort letters or opinions in connection with any matter related to the Offering which are reasonably requested by the Agent or their counsel.

7.2 The Issuer agrees with the Agent to use its commercially reasonable efforts to procure satisfaction of the conditions contained in this Section 7 by the times and dates stated therein. Any condition may be waived, in whole or in part, and the time of satisfaction of any condition may be extended, by the Agent (acting in their absolute discretion and

without any obligation to make any such waiver or extension) by written notice to the Issuer.

8. AGENT'S FEE

8.1 In consideration of the services performed by the Agent under this Agreement, the Issuer agrees on the Closing Day to:

(a) pay the Agent a commission of 6.5% of the Offering Price per Share sold, whether purchased by the Agent for its own account or for its clients or purchased by other members of the Exchange for their own accounts or for their clients, payable in lawful Canadian currency (the "Agent's Fee"); and

(b) issue Agent's Warrants to the Agent or to members of its selling group as directed by the Agent entitling the Agent to purchase up to 6.6% of the Shares subscribed for under the Offering.

8.2 One Agent's Warrant will entitle the holder to purchase one common share of the Issuer.

8.3 The right to purchase Agent's Warrant Shares under the Agent's Warrants may be exercised at anytime up to the close of business 12 months from the Closing Day, at a price of $2.50 per Agent's Warrant Share.

8.4 The Agent's Warrants will be represented by certificates, and will be non-transferable.

8.5 The terms governing the Agent's Warrants will include, among other things, provisions for the appropriate adjustment in the class, number and price of the Agent's Warrant Shares upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the shares, the payment of stock dividends or the amalgamation of the Issuer.

8.6 The issue of the Agent's Warrants will not restrict or prevent the Issuer from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Agent's Warrants are exercisable.

9. CLOSING

9.1 The Closing will take place at the Closing Time on the Closing Day.

9.2 On Closing the Issuer will deliver the Certificates to the Agent, in accordance with the Agent's instructions, against payment of the Proceeds.

9.3 If the Issuer has satisfied all of its obligations under this Agreement, on Closing, the Agent will pay the Proceeds to the Issuer by certified cheque or bank draft or other method acceptable to the Issuer, against delivery of the Certificates.

9.4 The obligation of the Agent to pay the Proceeds to the Issuer shall be subject to the following conditions precedent which will be deemed to be fulfilled or waived immediately prior to the Closing Time:

(a) the Issuer shall have performed or complied with each covenant and obligation herein provided on its part to be performed or complied with including the deliveries contemplated under Section 7;

(b) the Agent, in its sole discretion, acting reasonably, is satisfied with its due diligence of the Issuer, its business and its management;

(c) each of the representations and warranties of the Issuer herein shall continue to be true as at the Closing Day, and the Officer's Certificate shall contain certification to that effect; and

(d) the Issuer shall have, to the satisfaction of the Agent's counsel, taken or caused to be taken all steps and proceedings which may be requisite under the Applicable Legislation to qualify the Distribution of the Shares to the public in the Selling Provinces through registrants who have complied with the provisions of the Applicable Legislation, including the filing and the obtaining of MRRS decision documents for the preliminary and final Prospectus.

10. MATERIAL CHANGES

10.1 If, after the Prospectus is filed with the Regulatory Authorities but before the conclusion of the Distribution, a Material Change or change in a Material Fact occurs in the affairs of the Issuer, the Issuer will:

(a) notify the Agent immediately, in writing, with full particulars of the change;

(b) file with the Regulatory Authorities as soon as practicable, and in any event no later than 10 days after the change occurs, (i) an amendment to the preliminary Prospectus in a form reasonably acceptable to the Agent disclosing the Material Change if adverse and (ii) if the Material Change occurs after a receipt is issued for a final Prospectus and before completion of the Distribution, an amendment to the final Prospectus in a form acceptable to the Agent disclosing the Material Change;

(c) provide as many copies of that amendment to the Agent as the Agent may reasonably request; and

(d) issue such press announcement as the Agent may reasonably determine.

10.2 The Issuer shall in good faith discuss with the Agent any fact or change in circumstances (actual and anticipated, contemplated or threatened, whether financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Agent pursuant to the previous Subsection.

11. TERMINATION

11.1 The Agent may terminate its obligations under this Agreement by notice in writing to the Issuer at any time before the Closing if:

(a) there will be any Material Change in the affairs of the Company or there should be discovered any previously undisclosed Material Fact required to be disclosed in the Prospectus or there should occur a change in a Material Fact contained in the Prospectus, in each case , which in the opinion of the Agent, has or would be expected to have a material significant adverse effect on the market price or value of the common shares of the Issuer;

(b) following a consideration of the history, business, products, property or affairs of the Issuer or its principals and promoters, or the state of the financial markets in general, or the state of the market for the Issuer's securities in particular, or the possibility of investors exercising their statutory rights to withdraw from a purchase of the Issuer's securities, the Agent determines, in its sole discretion, that it is not in the interest of investors to complete the Offering;

(c) the Securities cannot, in the opinion of the Agent, be marketed due to the state of the financial markets, or the market for the Shares in particular;

(d) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal, or other governmental department, commission, board, bureau, agency or instrumentality including without limitation, the Toronto Stock Exchange or any securities regulatory authority involving the Issuer or any of its officers or directors or any law or regulation is enacted or change which in the opinion of the Agent, acting reasonably, operates to prevent or restrict the trading of the shares of the Issuer or materially and adversely affects or will materially and adversely affect the market price or value of the shares of the Issuer;

(e) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including but not limited to an act of terrorism) or any law or regulation which in the opinion of the Agent, acting reasonably, adversely affects, or involves, or will or could reasonably be expected to, adversely affect, or involve, the financial markets or the business, operations or affairs of the Issuer and its subsidiaries taken as a whole;

(f) any order to cease trading (including an order prohibiting communicating with persons in order to obtain expressions of interest) in the securities of the Issuer is made by a competent regulatory authority and that order is still in effect;

(g) the Issuer is in breach of any material term of this Agreement; or

(h) the Agent determines that any of the representations or warranties made by the Issuer in this Agreement is false or has become false that would have a material adverse effect on the Issuer in the opinion of the Agent.

11.2 If the Agent exercise their right to terminate this Agreement, then the Issuer will immediately issue a press release setting out particulars of the termination.

12. WARRANTIES AND REPRESENTATIONS

12.1 The Issuer warrants and represents to the Agent that:

(a) other than the Subsidiaries, which are wholly owned subsidiaries of the Issuer, the Issuer has no other subsidiaries;

(b) the Issuer and its Subsidiaries are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction in which they are incorporated, continued or amalgamated;

(c) the Issuer and its Subsidiaries are duly registered and licenced to carry on business in the jurisdictions in which they carry on business or own property where so required by the laws of that jurisdiction and are not otherwise precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document;

(d) the Issuer has full corporate power and authority to carry on its business as now carried on by it and to undertake the Offering and this Agreement has been, or will be by the Closing, duly authorized by all necessary corporate action on the part of the Issuer;

(e) all of the material transactions of the Issuer have been promptly and properly recorded or filed in its books or records and its minute books or records contain all records of the meetings and proceedings of its directors, shareholders, and other committees, if any, since conception;

(f) the authorized capital of the Issuer is as disclosed in the Prospectus and the issued and outstanding common shares of the Issuer are fully paid and non-assessable and, except as disclosed in the Prospectus, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Issuer or its Subsidiaries or any other security convertible into or exchangeable for any such shares, or to require the Issuer or its Subsidiaries to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital;

(g) the Issuer will reserve or set aside sufficient common shares in its treasury to issue the Shares and Agent's Warrant Shares and all such shares when issued will be duly and validly issued as fully paid and non-assessable;

(h) except as qualified by the Prospectus, the Issuer is the legal and beneficial owner of and has good and marketable title to the properties, business and assets or the interests in the properties, business or assets as referred to in the Prospectus; all agreements by which the Issuer holds an interest in a property, business or asset are in good standing according to their terms, and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated and all filings and work commitments required to maintain the properties in good standing have been properly recorded and filed in a timely manner with the

appropriate regulatory body and there are no mortgages, liens, charges, encumbrances or any other interests in or on such properties;

(i) the Prospectus will contain full, true and plain disclosure of all Material Facts in relation to the Issuer, its Subsidiaries, its business and its securities, will contain no Misrepresentations, will be accurate in all material respects and will omit no fact, the omission of which will make such representations misleading or incorrect;

(j) the financial statements of the Issuer which form part of the Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, present fairly, in all material respects, the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Issuer and its Subsidiaries as at the date of the financial statements and there have been no adverse material changes in the financial position of the Issuer since the date thereof, and the business of the Issuer has been carried on in the usual and ordinary course consistent with past practice except as fully and plainly disclosed in the Prospectus;

(k) the auditors of the Issuer who audited the financial statements of the Issuer for the most recent financial year-end and who provided their audit report thereon are independent public accountants as required under Applicable Legislation and there has never been a reportable disagreement (within the meaning of National Instrument 51-102) with the present auditors of the Issuer;

(l) the Issuer has complied and will comply fully in all material respects with the requirements of all applicable corporate and securities laws and administrative policies and directions, including, without limitation, Applicable Legislation and its regulations and the *Business Corporations Act* (Yukon) in relation to the issue and trading of its securities and in all matters relating to the Offering;

(m) the Issuer is in compliance with all applicable laws, regulations and statutes (including all environmental laws and regulations) in the jurisdictions in which it carries on business and which may materially affect the Issuer, has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations and statutes, and is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially affect the business of the Issuer or the business or legal environment under which the Issuer operates;

(n) except as disclosed in the Prospectus, to the best of the Issuer's knowledge, information and belief, the Issuer and its Subsidiaries have not caused or permitted the release, in any manner whatsoever, of any pollutants, contaminants, chemicals or industrial toxic or hazardous waste or substances (collectively, the "Hazardous Substances") on or from any of its properties or assets nor has the Issuer or its Subsidiaries received any notice that it is potentially responsible for a clean-up site or corrective action under any applicable laws, statutes, ordinances, by-laws, regulations, or any orders, directions or decisions rendered by any

government, ministry, department or administrative regulatory agency relating to the protection of the environment, occupational health and safety or otherwise relating to dealing with Hazardous Substances subject to the fact that the Issuer is responsible for the reclamation with respect to its water licence on the Brewery Creek property and that the Issuer is responsible for clean up in the normal course of business on all of its mineral properties;

(o) the issue and sale of the Securities by the Issuer does not and will not conflict with, and does not and will not result in a breach of, or constitute a default under (A) any statute, rule or regulation applicable to the Issuer including, without limitation, the Applicable Legislation; (B) the constating documents, articles or resolutions of the Issuer which are in effect at the date hereof; (C) any agreement, debt instrument, mortgage, note, indenture, instrument, lease or other document to which the Issuer is a party or by which it is bound; or (D) any judgment, decree or order binding the Issuer or the property or assets of the Issuer;

(p) neither the Issuer nor any of its Subsidiaries is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and to the Issuer's knowledge, no such actions, suits or proceedings are contemplated or have been threatened;

(q) there are no judgments against the Issuer or any of its Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Issuer or any of its Subsidiaries is subject;

(r) there is not presently, and will not be until the conclusion of the Distribution, any Material Change or change in any Material Fact relating to the Issuer which has not been or will not be fully disclosed in the Prospectus;

(s) no order ceasing, halting or suspending trading in securities of the Issuer nor prohibiting the sale of such securities has been issued to and, to the best of its knowledge, is outstanding against the Issuer or its directors, officers or promoters or against any other companies that have common directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened;

(t) the Issuer has complied with all material requirements of National Instrument 43-101, including but not limited to the preparation and filing of technical reports;

(u) the Issuer is a reporting issuer in each of the Selling Provinces and is eligible to file a short form prospectus pursuant to National Instrument 44-101;

(v) the Issuer and its Subsidiaries have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, or any amounts due and payable to any governmental authority, to the extent that any of the foregoing is due and payable;

(w) the Issuer and its Subsidiaries have established on their books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Issuer or its Subsidiaries

except for taxes not yet due, and there are no audits of any of the tax returns of the Issuer or its Subsidiaries which are known by the Issuer's management to be pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Issuer or its Subsidiaries;

(x) the Issuer does not have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at "arm's length" (as such term is used in the *Income Tax Act* (Canada));

(y) for a period of two years after Closing, the Issuer shall not take any action which would be reasonably expected to result in the delisting or suspension of its common shares on or from the TSX and the Issuer shall comply, in all material respects, with the rules and regulations thereof;

(z) other than the Agent, no person, firm or corporation acting or purporting to act at the request of the Issuer is entitled to any brokerage, agency or finder's fee in connection with the transactions described herein; and

(aa) the warranties and representations in this Subsection are true and correct and will remain so as of the conclusion of the distribution under the Prospectus.

13. WARRANTIES AND REPRESENTATIONS OF THE AGENT

13.1 The Agent warrants and represents to the Issuer that:

(a) it is a valid and subsisting corporation under the law of the jurisdiction in which it was incorporated, continued or amalgamated;

(b) it is a member in good standing of the TSX;

(c) it has complied with and will fully comply with the requirements of all applicable securities laws, including, without limitation, the Applicable Legislation, its rules and regulations and the by-laws and rules of the TSX, in relation to trading in the Securities and all matters relating to the Offering; and

(d) it:

(i) is not a U.S. Person;

(ii) did not receive the offer to purchase the Agent's Warrants in the United States;

(iii) did not execute this Agreement in the United Sates;

(iv) is not acquiring the Agent's Warrants in the United States or for the account or benefit of a U.S. Person or person in the United States;

(v) acknowledges that the Agent's Warrants may not be exercised in the United States or by or on behalf of a U.S. Person or a person in the United States unless an exemption is available from registration under the U.S. Securities Act and applicable state securities laws and the holder has provided the Issuer with an opinion of counsel reasonably satisfactory to the Issuer to such effect; and

(vi) will not offer, sell or otherwise transfer any of the Securities it acquires in the United States to or for the benefit of a U.S. Person or a person in the United States except pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws.

14. CONSENT TO ISSUE SECURITIES

The Issuer will not, without the prior written consent of the Agent (such consent not to be unreasonably withheld), issue or announce the issue of any common shares of the Issuer or any securities convertible into, or exchangeable or exercisable for, common shares of the Issuer during the period commencing on the Closing Day and for a period of 120 days thereafter, other than:

(a) pursuant to presently outstanding rights or agreements, including options, warrants or other convertible securities;

(b) options granted pursuant to the Issuer's stock option plans or stock purchase plans and any common shares of the Issuer issued pursuant to the exercise of any options granted pursuant to such option or purchase plans; or

(c) subject to a limit of an aggregate number of common shares equal to 5% of the number of common shares outstanding immediately following the Closing Day, in connection with the direct or indirect acquisition by the Issuer of the securities or assets of another entity.

15. EXPENSES OF AGENT

15.1 The Issuer will pay all of the expenses of the Offering and all the expenses reasonably incurred by the Agent in connection with the Offering including, without limitation, the reasonable fees and expenses of the solicitors for the Agent.

15.2 The Issuer will pay the expenses referred to in the previous Subsection even if the Prospectus and this Agreement are not accepted by the Regulatory Authorities or the transactions contemplated by this Agreement are not completed or this Agreement is terminated, unless the failure of acceptance or completion or the termination is the result of a breach of this Agreement by the Agent.

15.3 The Agent may, from time to time, render accounts to the Issuer for their expenses for payment on the dates set out in the accounts.

15.4 The Issuer authorizes the Agent to deduct their reasonable expenses in connection with the Offering from the proceeds of the Offering, including expenses for which an account has not yet been rendered to the Issuer.

16. INDEMNITY

16.1 The Issuer and its Subsidiaries or affiliated companies, as the case may be, (collectively, the "Indemnitor") hereby agree to indemnify and hold the Agent and any sub-agents (collectively, the "Agent"), each of their Subsidiaries and affiliates, and each of their directors, officers, employees and agents (hereinafter referred to as the "Personnel") harmless from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations, or liabilities, whether joint or several, and the reasonable fees and expenses of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings to which the Agent and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Agent and their Personnel hereunder (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against the Agent and/or their Personnel, provided that the Indemnitor has agreed to such settlement), provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a) the Agent and/or their Personnel have been grossly negligent or have committed wilful misconduct or any fraudulent act in the course of such performance; and

(b) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, wilful misconduct or fraud referred to in (a).

16.2 Without limiting the generality of the foregoing, this indemnity shall apply to all expenses (including legal expenses), losses, claims and liabilities that the Agent may incur as a result of any action or litigation that may be threatened or brought against the Agent.

16.3 If for any reason (other than the occurrence of any of the events itemized in (a) and (b) above), the foregoing indemnification is unavailable to the Agent or any Personnel or insufficient to hold the Agent or any Personnel harmless, then the Indemnitor shall contribute to the amount paid or payable by the Agent or any Personnel as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Agent or any Personnel on the other hand but also the relative fault of the Indemnitor and the Agent or any Personnel, as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Agent or any Personnel as a result of such expense, loss, claim, damage or liability and any excess of such amount over the amount of the fees received by the Agent hereunder.

16.4 The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Agent by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or shall investigate the Indemnitor and/or the Agent, and/or any Personnel of the Agent shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Agent, the Agent shall have the right to employ their own counsel in connection therewith provided the Agent act reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Agent for time spent by the Agent' Personnel in connection therewith) and out-of-pocket expenses incurred by their Personnel in connection therewith shall be paid by the Indemnitor as they occur.

16.5 Promptly after receipt of notice of the commencement of any legal proceeding against the Agent or any of the Agent' Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Agent will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. However, the failure by the Agent to notify the Indemnitor will not relieve the Indemnitor of its obligations to indemnify the Agent and/or any Personnel. The Indemnitor shall, on behalf of itself and the Agent and/or any Personnel, as applicable, be entitled to (but not required) to assume the defence of any suit brought to enforce such legal proceeding; provided, however, that the defence shall be conducted through legal counsel acceptable to the Agent and/or any Personnel, as applicable, acting reasonably, that no settlement of any such legal proceeding may be made by the Indemnitor without the prior written consent of the Agent and/or any Personnel, as applicable, and none of the Agent and/or any Personnel, as applicable, shall be liable for any settlement of any such legal proceeding unless it has consented in writing to such settlement, such consent not to be unreasonably withheld. The Agent and their Personnel shall have the right to appoint its or their own separate counsel at the Indemnitor's cost provided the Agent act reasonably in selecting such counsel.

16.6 The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Agent and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Agent and any of the Personnel of the Agent. The foregoing provisions shall survive the completion of professional services rendered.

17. ASSIGNMENT AND SELLING GROUP PARTICIPATION

17.1 The Agent will not assign this Agreement or any of its rights under this Agreement or, with respect to the Securities, enter into any agreement in the nature of an option or a sub-option unless and until, for each intended transaction, the Agent have obtained the

consent of the Issuer and notice has been given to and accepted by the Regulatory Authorities.

17.2 The Agent may offer selling group participation in the normal course of the brokerage business to selling groups of other licensed dealers, brokers and investments dealers, who may or who may not be offered part of the commission to be received by the Agent pursuant to this Agreement. The Agent will use its commercially reasonable efforts to cause members of its selling group, if any, to ensure that they comply with the terms of this Agreement otherwise applicable to the Agent.

18. NOTICE

18.1 Any notice under this Agreement will be given in writing and must be delivered, sent by facsimile transmission or mailed by prepaid post and addressed to the party to which notice is to be given at the address on the first page of this Agreement or at another address designated by such party in writing.

18.2 If notice is sent by facsimile transmission or is delivered, it will be deemed to have been given at the time of transmission or delivery.

18.3 If notice is mailed, it will be deemed to have been received 48 hours following the date of mailing of the notice.

18.4 If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed the notice will be sent by facsimile transmission or will be delivered.

19. TIME

Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the *Interpretation Act* (British Columbia).

20. SURVIVAL OF REPRESENTATIONS AND WARRANTIES

The representations, warranties, obligations and agreements contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the offer and sale of the Shares shall survive the offer and sale of the Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Agent or a Purchaser or the termination of the Agent's obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Agent in connection with the preparation of the Prospectus, any other documents relating to the offering or the distribution of the Shares.

21. LANGUAGE

Wherever a singular or masculine expression is used in this Agreement, that expression is deemed to include the plural, feminine or the body corporate where required by the context.

22. ENUREMENT

This Agreement enures to the benefit of and is binding on the parties to this Agreement and their successors and permitted assigns.

23. HEADINGS

The headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement.

24. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and supersedes any other previous agreement between the parties with respect to the Offering and there are no other terms, conditions, representations or warranties whether express, implied, oral or written by the Issuer or the Agent.

25. CURRENCY

All sums of money expressed in and all amounts payable under this Agreement are expressed and payable in the lawful money of Canada

26. COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the reference date given on the first page of this Agreement.

[This space intentionally left blank.]

27. LAW

This Agreement and its application and interpretation will be governed exclusively by the laws prevailing in British Columbia. The parties to this Agreement consent to the jurisdiction of the courts of British Columbia, which courts shall have exclusive jurisdiction over any dispute of any kind arising out of or in connection with this Agreement.

This document was executed and delivered as of the date on the first page of this Agreement.

ALEXCO RESOURCE CORP.

Per: CRN

Authorized Signatory

CANACCORD CAPITAL CORPORATION

Per: ______________________________

Authorized Signatory

Per: ______________________________

Authorized Signatory

27. LAW

This Agreement and its application and interpretation will be governed exclusively by the laws prevailing in British Columbia. The parties to this Agreement consent to the jurisdiction of the courts of British Columbia, which courts shall have exclusive jurisdiction over any dispute of any kind arising out of or in connection with this Agreement.

This document was executed and delivered as of the date on the first page of this Agreement.

ALEXCO RESOURCE CORP.

Per: ______________________
Authorized Signatory

CANACCORD CAPITAL CORPORATION

Per: ______________________
Authorized Signatory DAVID J. HORTON SENIOR VP & DIRECTOR

Per: ______________________
Authorized Signatory BRAD KOTUSH EXECUTIVE VP & CFO

SCHEDULE A

UNITED STATES SECURITIES LAW MATTERS

All capitalized terms used in this schedule and not otherwise defined herein shall have the meaning ascribed thereto in the Agency Agreement.

1. DEFINITIONS

For the purposes of this Schedule "A", the following terms will have the meanings indicated:

(a) "affiliate" means "affiliate" as defined in Rule 405 under the U.S. Securities Act;

(b) "Directed Selling Efforts" means "directed selling efforts" as defined in Regulation S and, without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Shares, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Shares;

(c) "General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d) "Institutional Accredited Investor" means an "accredited investor", as defined in Rule 501(a) of Regulation D, that satisfies the requirements of Rule 50l(a)(l), (2), (3) or (7);

(e) "Regulation D" means Regulation D under the U.S. Securities Act;

(f) "Regulation S" means Regulation S under the U.S. Securities Act;

(g) "SEC" means the United States Securities and Exchange Commission;

(h) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as defined in Regulation S;

(i) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(j) "U.S. Person" means a "U.S. Person" as defined in Regulation S;

(k) "U.S. Placement Memorandum" means the final short form prospectus supplemented with wrap pages describing the offering of the Shares in the United States pursuant to Rule 506 of Regulation D;

(l) "U.S. Preliminary Placement Memorandum" means the preliminary short form prospectus supplemented with wrap pages dated April 5, 2006 describing the offering of the Shares in the United States pursuant to Rule 506 of Regulation D; and

(m) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

2. MATTERS RELATING TO THE ISSUER

The Issuer represents, warrants and covenants that:

(a) the Issuer is a "foreign issuer" (within the meaning of Regulation S) and reasonably believes there is no Substantial U.S. Market Interest with respect to any class of the Issuer's securities;

(b) none of the Issuer, its affiliates or any person acting on its behalf, (other than the Agent, U.S. affiliates of the Agent ("U.S. Affiliates"), or any members of the banking and selling group formed by them (collectively, the "Selling Firms"), as to whom the Issuer makes no representation), has engaged or will engage in any Directed Selling Efforts with respect to the Shares or has made or will make any offer to sell, solicitation of an offer to buy or sale of the Shares in the United States except through the Agent in the manner provided for in section 3 of this Schedule "A";

(c) the Issuer is not, and will not be as a result of the sale of the Shares, registered or required to register as an "investment company" pursuant to the provisions of the United States Investment Company Act of 1940, as amended;

(d) none of the Issuer, its affiliates or any person acting on its behalf, (other than the Agent, U.S. Affiliates, or any members of the Selling Firms, as to whom the Issuer makes no representation) has engaged or will engage in:

  (i) any form of General Solicitation or General Advertising or any conduct involving a public offering in the United States within the meaning of Section 4(2) of the U.S. Securities Act, or

  (ii) any conduct in violation of Regulation M under the U.S. Exchange Act;

  in each case, in connection with any offer or sale of the Shares;

(e) none of the Issuer or its affiliates:

  (i) has taken or will take will take any action (including any offer or sale of securities in any manner) that would cause the registration exemptions in Rule 903 of Regulation S, or Rule 506 of Regulation D to be unavailable for the offer and sale of Shares pursuant to this Agreement, or

(ii) has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining that person for failure to comply with Rule 503 of Regulation D;

(f) the Issuer has not, for a period of six months prior to the commencement of the offering of Securities, sold, offered for sale or solicited any offer to buy any of its securities and will not sell, offer for sale or solicit any offer to buy any of its securities, in a manner that would be integrated with the offer and sale of the Securities and would cause the exemptions from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Shares in the United States or to or for the benefit or account of U.S. Persons;

(g) the Issuer will, within prescribed time periods, prepare and file any forms or notices required to be filed under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Shares in the United States pursuant to this Schedule "A".

3. MATTERS RELATING TO THE AGENT

The Agent acknowledges that the Shares have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may only be offered or sold in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act or applicable state securities laws. Accordingly, the Agent, on behalf of itself and its affiliates, represents, warrants and covenants in connection with the offer and sale of the Shares by the Agent that:

(a) it has not offered or sold, and will not offer or sell, any Shares constituting part of its allotment except within the United States as provided in this Schedule "A" or outside of the United States in accordance with Rule 903 of Regulation S. Accordingly, except as permitted by subparagraphs (b) through (l) below, neither it nor any of its affiliates nor any person acting on its or their behalf:

(i) has made or will make any offer to sell or any solicitation of an offer to buy, any Shares to a U.S. Person or any person in the United States;

(ii) has made or will make any sale of Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or such Agent, affiliate or person acting on its or their behalf reasonably believed that such purchaser was outside the United States and not a U.S Person; or

(iii) has engaged or will engage in any Directed Selling Efforts with respect to the Shares;

(b) neither it nor any of its affiliates nor any person acting on its or their behalf has engaged or will engage in:

(i) any form of General Solicitation or General Advertising or any conduct involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(ii) any conduct in violation of Regulation M under the U.S. Exchange Act;

(iii) any action that would cause the exemptions afforded by Rule 903 of Regulation S or Rule 506 of Regulation D to be unavailable for offers and sales of the Shares;

in each case, in connection with its offers or sales of the Shares in the United States and to U.S. Persons;

(c) all offers and sales of the Shares to persons in the United States or to or for the benefit or account of a U.S. Person have been or will be effected through its U.S. Affiliate, which on the dates of such offers and sales was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (except where exempted from the respective state's broker-dealer registration requirements) and a member of, and in good standing with, the National Association of Securities Dealers, in accordance with all applicable United States state and federal securities (including broker-dealer) laws;

(d) it agrees to deliver, through the U.S. Affiliates:

(i) a copy of the U.S. Preliminary Placement Memorandum or the U.S. Placement Memorandum (if then available) to each person in the United States to whom it offers to sell or from whom it solicits any offer to buy the Shares; and

(ii) prior to the time of sale, a copy of the U.S. Placement Memorandum to each person in the United States purchasing the Shares from or through it;

(e) any offer, sale or solicitation of an offer to buy Shares that has been made or will be made in the United States or to a U.S. Person was or will be made only by it through its U.S. Affiliate, acting as agent, for sale by the Issuer in compliance with Rule 506 of Regulation D, to a person it reasonably believes and does believe to be an Institutional Accredited Investor who is acquiring the Shares for its own account or for the account of an Institutional Accredited Investor with respect to which it exercises sole investment discretion;

(f) all purchasers of the Shares who are buying the Shares pursuant to Rule 506 of Regulation D shall be informed that the Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D;

(g) immediately prior to soliciting such offerees and at the time of sale, the Agent, the U.S. Affiliates and any person acting on its or their behalf will have reasonable

grounds to believe and will believe that each offeree was and is an Institutional Accredited Investor;

(h) prior to completion of any sale of Shares in the United States, the Agent, the U.S. Affiliates and any person acting on its or their behalf will cause each purchaser in the United States or U.S. Person to complete and deliver a U.S. subscription agreement for Institutional Accredited Investors in the form attached to the U.S. Placement Memorandum;

(i) prior to the Closing Date, it and its U.S. Affiliates will provide the Issuer with a list of all purchasers of the Shares in the United States and U.S. Persons and the registration instructions for each such purchaser (it being understood that the Shares sold to U.S. purchasers will be individually certificated);

(j) at each closing, it, together with its U.S. Affiliates selling Shares in the United States and to U.S. Persons, will provide a certificate, substantially in the form of Exhibit 1 to this Schedule "A" relating to the manner of the offer and sale of the Shares in the United States;

(k) the Agent has not and will not enter into any other contractual arrangement for the distribution of the Shares except with its U.S. Affiliates, any Selling Firms or with the prior written consent of the Issuer; and

(l) it shall require each U.S. Affiliate and Selling Firm to agree in writing, for the benefit of the Issuer, to comply with, and shall use its best efforts to ensure that each Selling Firm complies with the provisions of this Schedule "A" as if such provisions applied to such party.

4. FURTHER MATTERS RELATING TO THE AGENT

The Agent represents, warrants, covenants and agrees that:

(a) it did not receive the offer to purchase the Shares from the Issuer in the United States;

(b) it has not executed this Agreement in the United States;

(c) it is not a U.S. person (as defined in Regulation S); and

(d) it is not purchasing any of the Shares pursuant to Directed Selling Efforts in the United States.

5. GENERAL

The representations and warranties set forth in this Schedule "A" are made as of the date of this Agreement and as of the Closing Date.

EXHIBIT 1 TO SCHEDULE "A"

In connection with the private placement in the United States of the common shares (the "**Shares**") of Alexco Resource Corp. (the "**Issuer**") pursuant to the agency agreement dated April 19, 2006 among the Issuer and the Agent named therein (the "**Agency Agreement**"), the undersigned do hereby certify in connection with the offer and sale of the Shares by them as follows:

1. on the date hereof and on the date of each offer or sale of Shares, the Shares have been offered and sold in the United States only by [Name of U.S. broker-dealer affiliate] which is and was duly registered as a broker-dealer under Section 15(b) of the United States Securities Exchange Act of 1934, as amended, duly registered as a broker-dealer under the laws of each state where it made any offers or sales of the Shares (unless exempted from the respective state's broker-dealer registration requirements) and a member of and in good standing with the National Association of Securities Dealers, Inc. All offers and sales of Shares in the United States have been and will be effected by [Name of U.S. broker-dealer affiliate] in accordance with all U.S. broker-dealer requirements;

2. each offeree of Shares in the United States was provided with a copy of the U.S. preliminary placement memorandum (the "U.S. Preliminary Placement Memorandum"), including the Canadian preliminary prospectus dated April 5, 2006 and the other documents incorporated therein, or (if then available) a copy of the U.S. placement memorandum (the "U.S. Placement Memorandum"), including the Canadian final prospectus dated April 19, 2006 and the other documents incorporated therein, and each purchaser of Shares in the United States was provided with a copy of the U.S. Placement Memorandum prior to its purchase of Shares;

3. the Shares have been offered and sold in the United States and to U.S. Persons only by the U.S. Affiliates and, immediately prior to our transmitting such U.S. Preliminary Placement Memorandum and/or U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was, and we continue to believe that each such offeree in the United States and U.S. person purchasing Shares is an "accredited investor", as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, who satisfies the requirements of Rule 50l(a)(1), (2), (3) or (7) thereof (an "institutional accredited investor");

4. no form of general solicitation or general advertising (as those terms are used in Regulation D under the 1933 Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States and to U.S. Persons;

5. we have caused each institutional accredited investor purchasing Shares from us in compliance with Rule 506 of Regulation D to complete and deliver, prior to

any sale of Shares, a U.S. subscription agreement in the form attached to the U.S. Placement Memorandum; and

6. the offering of the Shares has been conducted by us in accordance with the terms of the Agency Agreement, including Schedule "A" thereto. Unless otherwise defined, terms used in this certificate have the meanings given to them in the Agency Agreement, including Schedule "A" thereto.

DATED this _____ day of _______________, 2006.

[NAME OF AGENT]	**[NAME OF U.S. BROKER-DEALER AFFILIATE]**
By: ______________________________	By: ______________________________
Name: Title	Name: Title